TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
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02049195

FILE NO. 82-4837

August 5, 2002

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

1. March 15, 2002 — Notice of reorganization, retirement of Directors, change of duties assigned to Directors and personnel move (with excerpt English translation)

2. March 15, 2002 — Notice of adjustments to the forecasts of business results for the year ending March 31, 2002 (with English translation)

3. April 25, 2002 — Notice of amendment to the Articles of Incorporation relating to acquisition of the Company's own shares (with English translation)

4. April 25, 2002 — Notice of change of number of shares constituting one unit (with English translation)

5. April 25, 2002 — Notice of introduction of executive officer system, retirement of Directors and appointment of Executive Officers (with excerpt English translation)

6. April 25, 2002 — Notice of granting of stock options by the method of new share subscription rights (with excerpt English

translation)

7. May 14, 2002 Notice of issue of ¥10 billion 28th Unsecured Straight Bonds (with excerpt English translation)

Yours truly,

Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

(Excerpt translation)

NEWS RELEASE **PROMISE**

March 15, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Masahiro Kudo
General Manager,
Public Relations Department
Tel: (03) 3213-2545
Fax: (03) 3215-7249

Notice of Reorganization, Retirement of Directors, Change of Duties assigned to Directors and Personnel Move

Please take notice that the reorganization, retirement of Directors, change of duties assigned to Directors and personnel move in a department general manager will come into force as of April 1, 2002, as described below:

Description

1. Summary of the reorganization (A new organization chart is attached herewith.):

   [Translation omitted]

2. Promot of Director (as of April 1, 2002)

New title	Previous title	Name
Senior Managing Director	Managing Director	Shunji Kosugi
Senior Managing Director	Managing Director	Hideshige Tsukamoto
Managing Director	Director	Tsutomu Kasori

3. Change of duties assigned to Directors (as of April 1, 2002):

[Translation omitted]

4. Retirement of Directors (as of March 31, 2002):

Title	Name
Management Director	Shigeatsu Kojima
Management Director	Kazuya Koshida

5. Personnel move in department general manager (as of April 1, 2002):

[Translation omitted]

- END -

(Translation)

NEWS RELEASE

PROMISE

March 15, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Masahiro Kudo
General Manager,
Public Relations Department
Tel: (03) 3213-2545
Fax: (03) 3215-7249

Notice on Adjustments to the Forecasts of Business Results for the year Ending March 31, 2002

In accordance with the recent development of the Company's performance, the forecasts of consolidated and non-consolidated business results for the year ending March 31, 2002 (from April 1, 2001 to March 31, 2002), as given at the time of publication of the interim financial statements on October 25, 2001, are adjusted as described in the following tables:

Description

1. Adjustment to the forecasts of business results for the year ending March 31, 2002 (from April 1, 2001 to March 31, 2002):

[Consolidated]

(million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	398,242	131,938	128,823	73,260
Adjusted forecast (B)	394,000	114,100	111,300	62,300
Amount of increase or decrease (B-A)	(-) 4,242	(-) 17,838	(-) 17,523	(-) 10,960

Rate of increase or decrease	(-) 1.1%	(-) 13.5%	(-) 13.6%	(-) 15.0%
Previous results (for the year ended March 31, 2001)	359,641	127,418	128,135	64,845
Rate of increase or decrease of the previous forecast to the previous results	10.7%	3.5%	0.5%	13.0%
Rate of increase or decrease of the adjusted forecast to the previous results	9.6%	(-) 10.5%	(-) 13.1%	(-) 3.9%

[Non-consolidated]

(million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecast (A)	317,206	119,931	120,752	70,400
Adjusted forecast (B)	315,500	103,500	104,800	60,900
Amount of increase or decrease (B-A)	(-) 1,706	(-) 16,431	(-) 15,952	(-) 9,500
Rate of increase or decrease	(-) 0.5%	(-) 13.7%	(-) 13.2%	(-) 13.5%
Previous results (for the year ended March 31, 2001)	292,774	116,177	120,625	63,521
Rate of increase or decrease of the previous forecast to the previous results	8.3%	3.2%	0.1%	10.8%
Rate of increase or decrease of the adjusted forecast to the previous results	7.8%	(-) 10.9%	(-) 13.1%	(-) 4.1%

(For reference)
As a result of the above adjustments to the operating results, the forecasted net income per share for the year is ¥488.44.

(Note 1)
The forecasted net income per share for the year is calculated on the basis of 124,680,595 shares, which is the average of the total number of shares issued and outstanding during the year.

(Note 2)
The average of the total number of shares issued and outstanding during the year was calculated for the period from April 1, 2001 to March 14, 2002, after the exclusion of all

shares of treasury stock of the Company.

2. Reason for the adjustments

Due to factors such as an increase in the number of voluntary bankruptcies and legal consolidation of debt as a result of the further sluggish economic conditions and deteriorated employment conditions since summer of 2001, the Company incurred more bad debt expense and consequently, increased an allowance for doubtful accounts. Thus the Company has adjusted the forecasts of business results for the current year downward. The downward adjustment to the forecast of consolidated business results has principally resulted from the downward adjustment to the forecast of the Company's non-consolidated operating results.

To respond to rapid changes in the recent operating conditions, the Company will make full-scale modifications to its organization, including the conversion of the regional business office system to a business headquarters system, as of April 1, 2002. With the new organization, the Company will concentrate its energy on the strengthening of marketing and the control of credit and receivables, in a group-wide effort to secure a new basis for growth and strengthen its earnings power.

- END -

(Translation)

NEWS RELEASE **PROMISE**

April 25, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: 03-3213-2545
Fax: 03-3215-7249

Notice of Change of Number of Shares Constituting One Unit

At the meeting of the Board of Directors of Promise Co., Ltd. (the "Company") held on April 25, 2002, the Board adopted a resolution for the change of the number of shares constituting one unit of shares of the Company, as described below:

Description

1. Recent trend in investing units and reasons for the change:

   To expand the investor bases and vitalize the distribution of the shares of the Company.

FILE NO. 82-4837

No. 5

(Excerpt translation)

NEWS RELEASE

PROMISE

April 25, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: 03-3213-2545
Fax: 03-3215-7249

Notice of Introduction of Executive Officer System, Retirement of Directors and Appointment of Executive Officers

Notice is hereby given that the introduction of an executive officer system, retirement of Directors and appointment of Executive Officers will be made as described below:

Description

1. Purpose of the introduction of an executive officer system:

Taking into consideration the recent environment where competition is intensifying, the Company will introduce an executive officer system to materialize swifter decision-making and implementation of measures by improving the functions of the

Board of Directors and separating management and execution of business, whereby establishing corporate governance.

* The system will be implemented after the approval of the amendment to the Articles of Incorporation at the Ordinary General Meeting of Shareholders to be held on June 25, 2002.

2. Change of Directors and Statutory Auditors: (at the end of the Ordinary General Meeting of Shareholders to be held on June 25, 2002)

(1) Candidates for new Statutory Auditors:

New Title	Previous Title	Name
Standing Statutory Auditor	Chairman and Representative Director, Plat Corporation	Kazuyuki Furukawa
Standing Statutory Auditor	Director	Hidetsugu Iriyama

(2) Directors to retire:

Previous Title	Name
Honorary Chairman and Director	Ryoichi Jinnai
Vice Chairman and Director	Hirozo Yamada
Managing Director	Akira Nagashima
Managing Director	Yukio Yoshida
Managing Director	Hiroshi Obata
Managing Director	Yasuhisa Ichikawa
Director	Yasuhiko Hamaguchi
Director	Hidetsugu Iriyama
Director	Tadanobu Sato
Director	Nobuo Kato
Director	Takeshi Hirai
Director	Hirotada Otohiro
Director	Shuichi Suzuki
Director	Masayuki Fujihara

(3) Statutory Auditors to retire:

Previous Title	Name
Standing Statutory Auditor	Hideo Tada
Standing Statutory Auditor	Yoshiki Kamiuchi
Standing Statutory Auditor	Osamu Ougiya

3. Directors, Statutory Auditors and Executive Officers (at the end of the Ordinary General Meeting of Shareholders to be held on June 25, 2002):

(1) Board of Directors (seven Directors):

Title	Name
Chairman and Representative Director	Masaaki Uchino
President and Representative Director	Hiroki Jinnai
Senior Managing Director	Shunji Kosugi
Senior Managing Director	Hideshige Tsukamoto
Managing Director	Isao Takeuchi
Managing Director	Teruaki Watanabe
Managing Director	Tsutomu Kasori

(2) Board of Statutory Auditors (three Statutory Auditors):

Title	Name
Standing Statutory Auditor	Kazuyuki Furukawa
Standing Statutory Auditor	Hidetsugu Iriyama
Standing Statutory Auditor	Kazuo Nagasawa

(3) Executive Officers (20 Executive Officers):

Title	Name
Chief Executive Officer	Hiroki Jinnai
Senior Executive Officer	Hideshige Tsukamoto
Senior Executive Officer	Isao Takeuchi
Senior Executive Officer	Yukio Yoshida
Senior Executive Officer	Hiroshi Obata
Senior Executive Officer	Teruaki Watanabe
Senior Executive Officer	Yasuhisa Ichikawa
Senior Executive Officer	Tsutomu Kasori
Executive Officer	Tadanobu Sato
Executive Officer	Nobuo Kato
Executive Officer	Takeshi Hirai
Executive Officer	Hirotada Otohiro
Executive Officer	Shuichi Suzuki
Executive Officer	Masayuki Fujihara
Executive Officer	Naohisa Tonami
Executive Officer	Yukihiro Suzuki
Executive Officer	Takashi Hojo
Executive Officer	Yasuyuki Ishida
Executive Officer	Tetsu Suzuki
Executive Officer	Yoshiyuki Tateishi

- END -

(Excerpt translation)

NEWS RELEASE **PROMISE**

April 25, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of accounts: March 31 of each year

Inquiries shall be directed to: Yoshiyuki Tateishi
General Manager,
Public Relations Department
Tel: 03-3213-2545
Fax: 03-3215-7249

Notice of Granting of Stock Options by the Method of New Share Subscription Rights

Notice is hereby given that Promise Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on April 25, 2002, resolved that the Company would submit to the 41st Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2002 a proposition to issue new share subscription rights as stock options on conditions specifically favorable to parties other than shareholders pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, as amended by the "Law to Part of the Commercial Code, Etc." (2001 Law No. 128) of Japan effective as of April 1, 2002, as described below:

Description

1. Reason for issuing new share subscription rights to parties other than shareholders on specifically favorable conditions:

We will issue new share subscription rights for Directors and employees of the Company in order to afford incentives to and raise the morale of them to contribute to achieving much improved results.

2. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

Directors and employees of the Company

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

Not exceeding 730,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted when each division or consolidation thereof becomes effective, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

(3) Total number of new share subscription rights to be issued:

Not exceeding 14,600 rights (Number of shares to be issued or transferred for each new share subscription right: 50 shares).

(4) Issue price of a new share subscription right:

Free of charge.

(5) Amount to be paid in upon exercise of a new share subscription right:

The Paid-in Amount per share shall be the average of the daily closing prices in regular transactions of shares of common stock of the Company on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the new share subscription right is issued, with any fraction of one yen rounded upward to the nearest one yen; provided, however, that if the amount so obtained falls below the closing price on the issue date of the new share subscription right (if transactions are not validly made on that day, the closing price on the immediately preceding day), the Paid-in Amount shall be the closing price on the issue date of the new share subscription right (if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares (exclusive of the issuance of new shares upon exercise of new share subscription rights) or disposes of its shares of treasury stock at a paid-in price lower than the current market price, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of issued and outstanding shares of the Company after deducting the number of shares of treasury stock of the Company, and in the event that the shares of treasury stock are disposed of, "Number of newly issued shares" shall be

read "Number of shares of treasury stock disposed of".

(6) Period for exercising new share subscription rights:

August 1, 2003 through July 31, 2005.

(7) Terms and conditions of the exercise of new share subscription rights:

1) Any grantee of new share subscription rights shall remain in office as Director or employee of the Company when he/she exercises the rights; provided, however, that if he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason (exclusive of demission, punitive dismissal and resignation under instruction) during the year during which the new share subscription rights becomes exercisable, he/she shall remain entitled to exercise the same no later than December 31 of the said year.

2) No new share subscription right so granted can be inherited, given in pledge or otherwise disposed of.

3) Any other term and condition shall be governed by a "contract of granting new share subscription rights" to be entered into between the Company and the relevant grantee of the rights according to the resolutions to be adopted at the Ordinary General Meeting of Shareholders and a meeting of the Board of Directors for the issuance of the new share subscription rights.

(8) Events and conditions to cancel new share subscription rights:

1) In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights due to any of the above terms and conditions, the Company may cancel his/her new share subscription rights without consideration.

2) In the event that any grantee of new share subscription rights waives all or part of his/her new share subscription rights, the Company may cancel the same without consideration.

3) In the event that a merger agreement under which the Company shall become a defunct company by merger, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary or a share transfer is approved at a General Meeting of Shareholders, the Company shall cancel the new share subscription rights without consideration.

(9) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

(Note) The details about the new share subscription rights shall be determined at a meeting of the Board of Directors to held on June 25, 2002. The resolution thereof shall be subject to the approval and adoption of the "Proposition on the Issuance of New Share Subscription Rights to Directors and Employees of the Company without Consideration" at the 41st Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2002.

- END -

(Excerpt translation)

NEWS RELEASE

PROMISE

May 14, 2002

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Settlement of Accounts: March 31 of each year

Inquiries shall be directed to: Masahiro Kudo
General Manager,
Public Relations Department
Tel: (03) 3213-2545
Fax: (03) 3215-7249

Notice of Issue of ¥10 Billion 28th Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥10 billion domestic unsecured straight bonds (due in five years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥320 billion of domestic straight bonds (including ¥10 billion issued during the current business term).

Description

(Translation omitted)

- END -